Exhibit 99.1

DHT Holdings, Inc. announces share buyback

HAMILTON, BERMUDA, July 1, 2022 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) announces that the Company has during the second quarter purchased 2,826,771 of its own shares — equivalent to 1.7% of its outstanding shares — at an average price of $5.6256. The shares have been retired upon receipt.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway and Singapore. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit: www.dhtankers.com.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com